

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
J. David Hansen
President and Chief Executive Officer
Telik, Inc.
11588 Sorrento Valley Road, Suite 20
San Diego, CA 92121

Re: **Telik, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed July 15, 2014
             File No. 000-31265

Dear Mr. Hansen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal 1: To Approve an Amendment to Telik's Certificate of Incorporation . . ., page 5

1. We note that your proposed reverse stock split will not affect the number of authorized shares of Telik's common stock. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Proposal 2: Approval of Share Increases and Name Change, page 11

2. We note that, upon approval, the additional shares of common and preferred stock may be used for various purposes. Please revise to disclose whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director